Exhibit 99.1

Hailiang Education Announces Completion of Merger

HANGZHOU, China, September 16, 2022 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) ("Hailiang Education" or the "Company"), an education and management services provider in China, today announced the completion of the merger (the “Merger”) with HE Merger Sub Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Hailiang Education International Limited (“Parent”), pursuant to the previously announced agreement and plan of merger, dated as of May 7, 2022, among the Company, Parent and Merger Sub (the “Merger Agreement”). Parent is ultimately controlled by Mr. Hailiang Feng ("Mr. Feng"), the founder of the Company. Pursuant to the Merger, Merger Sub merged with and into the Company, with the Company continuing as the surviving company. As a result of the Merger, the Company has become a privately held company and its American Depositary Shares (each an "ADS," representing 16 ordinary shares of the Company, and collectively, the "ADSs") will no longer be listed on the NASDAQ Global Market (the "NASDAQ").

In accordance with the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on September 15, 2022, each ordinary share of the Company, par value US$0.0001 per share, (each a "Share", and collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) has been cancelled, in exchange for the right to receive US$0.894375 in cash without interest (the "Per Share Merger Consideration"), and each outstanding ADS of the Company has been cancelled in exchange for the right to receive US$14.31 in cash without interest (less a US$0.05 per ADS cancellation fee) (the "Per ADS Merger Consideration"), in each case, net of any applicable withholding taxes, except for (a) Shares (including any such Shares represented by ADSs) beneficially owned by Mr. Feng and his affiliates immediately prior to the Effective Time, which were cancelled at the Effective Time for no consideration, (b) Shares (including any such Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) or by any of their direct or indirect subsidiaries, which were cancelled at the Effective Time for no consideration and (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (2022 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”), which were cancelled at the Effective Time and the former holders thereof are entitled to payment of the fair value of such Shares as determined in accordance with the Section 238 of the Cayman Islands Companies Act.

Former registered shareholders who are entitled to the Per Share Merger Consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the Per Share Merger Consideration and should wait to receive the letter of transmittal before surrendering their share certificates. Payment of the Per ADS Merger Consideration (less an ADS cancellation fee of US$0.05 per ADS), without interest and net of any applicable withholding taxes, will be made to holders of ADSs as soon as practicable after Deutsche Bank Trust Company Americas, the ADS depositary, receives the aggregate Per ADS Merger Consideration payable to holders of ADSs.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ be suspended as of September 16, 2022. The Company requested that the NASDAQ file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations and terminate registration under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC as promptly as practicable. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the Merger, Kroll, LLC, operating through its Duff & Phelps Opinions Practice, is serving as the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”). Orrick, Herrington & Sutcliffe LLP is serving as U.S. legal counsel to the Special Committee. Hunter Taubman Fischer & Li LLC is serving as U.S. legal counsel to the Company. Conyers Dill & Pearman is serving as special Cayman Islands legal counsel to the Company.

VCL LAW LLP is serving as U.S. legal counsel to the buyer group.

About Hailiang Education Group Inc.

Hailiang Education Group Inc. (Nasdaq: HLG) is an education and management services provider in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality high school curriculum education, student management services, ancillary educational services, and education and management services, and it strives to maintain the high quality of its students' life, study, and development. Hailiang Education adapts its educational services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including, but not limited to the following: the Company's ability to consummate the transactions contemplated under the Merger Agreement as planned, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:
Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com